Berliner McDonald

A Professional Corporation

Attorneys at Law

5670 Greenwood Plaza Blvd.

Suite 418

Greenwood Village, Colorado 80111-2408

(303) 830-1700

(303) 830-1705 Fax

Steven W. McDonald
smcdonald@berlinermcdonald.com

December 13, 2005

By Facsimile and U.S. Mail

H. Christopher Owings

Lisa Beth Lentini

David Mittelman

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC  20549

Re:          Sport-Haley, Inc. – SEC Comment Letter dated November 16, 2005

Lady and Gentlemen:

As you know, this firm represents Sport-Haley, Inc. (the “Company”).  After our discussion on the telephone on December 6, 2005 regarding the Company’s response, dated November 23, 2005, to your comment letter of November 16, 2005, the Company has made further inquiries concerning its holders of record at various times.  In addition, I told you that I would provide further correspondence with the staff in the 1998 and 1999 time frame concerning the Company’s 1934 Act registration status.  This additional response letter is also being filed electronically on EDGAR as correspondence.

Additional Responses to Staff Comments

We have the following additional responses to the Staff’s comments in the same numbering sequence as stated in your letter.  Based upon these responses, after discussing these additional responses with you, we believe that an amendment of the most recent Form 10-K may be warranted.

Facing Page

1.             §12(g) Registration Status.  The Company has reviewed the number of record holders at the time that it withdrew its listing on the Pacific Stock Exchange in November 1998.  The Company understands from our telephone conference on December 6, 2005 that the staff’s position is that record holders would consist of actual holders of record and, as to shares held in trust at Cede & Co., the individual accounts or “participants” holding the Company’s securities.  The Company has conferred with its transfer agent and has obtained securities position listing for the relevant times.  The information from received from the transfer agent is summarized as follows:

	Number of Record Holders
	Securities	Security	Total
Record	Position	Holder	Holders	Held in
Date	Listing	List	of Record	Treasury	Totals

02/24/05	59	65	124	—	124
02/13/04	70	67	137	—	137
02/13/03	69	61	130	1	131
01/18/02	79	60	139	1	140
05/18/01	81	63	144	—	144
12/18/98	103	80	183	1	184

Accordingly, at a record date close to the time that the withdrawal from the Pacific Stock Exchange was approved, the Company had 184 holders of record pursuant to the method for counting record holders advanced by the staff.  As I mentioned in my letter to you of November 23, 2005, the Company’s Form 10-K for fiscal 1998 that was filed on September 28, 1998 reported beneficial holders of approximately 78.

As you know, the Company has made periodic filings with the SEC and conducted itself since November 1998 consistent with its belief that its common stock was registered pursuant to §12(g) of Securities Exchange Act of 1934 (the “Exchange Act”).  Since such a large percentage of the Company’s common stock has been held in trust at Cede & Co., the Company viewed a strict interpretation of the “holders of record” definition to be inconsistent with reality and with the intent of the 1934 Act registration requirement.  The Company’s expansive view also resulted in a more onerous filing burden than would have been the case had the Company considered itself to be only a §15(d) filer.

Further, as I mentioned in my prior response letter to you, we have reviewed notes and correspondence of prior counsel which indicates that the Company’s theory that it became a §12(g) filer by virtue of Rule 12g-2 was discussed and approved by the Commission in 1999 and 1998.  In addition to the letter dated April 12, 1999 from Robert W. Walter to Robert Long of the Commission, I am enclosing the following: (1) letter from Robert W. Walter to the Office of the General Counsel, dated November 11, 1998(1); (2) notes on a Post-it attached to a cover letter to the Commission dated November 20, 1998 enclosing the Form 25 for filing, noting Mr. Long’s name and telephone number and stating, “General Counsel’s office will give us new # for 12(g)

(1)  We have not located a signed copy of this letter.  However, based upon the subsequent correspondence, we believe this letter was sent.

reporting rather than 12(b).(2)”  You mentioned in our telephone conference that Mr. Long may not have understood that the Company had less than 300 record holders at the time of this correspondence and communications.  However, such information was available in the Company’s filings.  The 10-K dated September 28, 1998 reported that the number of strict record holders was estimated to be 78, while beneficial holders were estimated to approximately 2,500.

Given this history and level of disclosure, and the correspondence and notes appearing to confirm the Company’s belief that it became a §12(g) filer by virtue of Rule 12g-2, the Company would ask that the SEC consider waiving the requirement that the Company now file a registration statement pursuant to §12(g) of the Exchange Act.

It was my understanding from our telephone conversation that when we discussed the possibility of the Company having to file a registration statement pursuant to §12(g) in the event that the Company’s research indicated that the holders of record (based on “participants”) was less than 300 as of November 20, 1998, as now appears to be the case, that the SEC would allow the Company to file such a registration statement even though the Company would not have the requisite number of record holders under §12(g).  Given that position, when there is clearly no issue about whether the Company now meets, or as of November 20, 1998 met, the total asset requirement, we would ask that the Commission consider deeming the Company a §12(g) filer as of November 20, 1998.  In other words, if the Company could now become a 12(g) filer on a voluntary basis despite not meeting the requisite number of record holders, why would the SEC not be willing to allow the Company to be deemed a 12(g) filer pursuant to Rule 12g-2 as of November 20, 1998, if the 300 record holders is not met on the same voluntary basis?

I would point out that the SEC’s own website would certainly cause one to conclude that “record holder” could be viewed more expansively to mean actual, beneficial shareholders, despite a strict interpretation of Rule 12g5-1.  For example, in the “Q & A: Small Business and the SEC,” Section 5, “V. If My Company Becomes Public, What Disclosures Must I Regularly Make?” the website(3) states in part:

(2)  These handwritten notes are believed to be those of Phyllis Herd, a legal assistant who worked for Mr. Walter.  I have provided a copy of the cover letter without the Post-it note attached as well.

(3)  See http://sec.gov/info/smallbus/qasbsec.htm#eod5. This guide is dated May 1999.

“Reporting obligations because of Securities Act registration

Once the staff declares your company’s Securities Act registration statement effective, the Exchange Act requires you to file reports with the SEC. The obligation to file reports continues at least through the end of the fiscal year in which your registration statement becomes effective. After that, you are required to continue reporting unless you satisfy the following “thresholds,” in which case your filing obligations are suspended:

*              your company has fewer than 300 shareholders of the class of securities offered; or

*              your company has fewer than 500 shareholders of the class of securities offered and less than $10 million in total assets for each of its last three fiscal years.

* * * *

Obligations because of Exchange Act registration

Even if your company has not registered a securities offering, it must file an Exchange Act registration statement if:

*              it has more than $10 million total assets and a class of equity securities, like common stock, with 500 or more shareholders; or

*              it lists its securities on an exchange or on Nasdaq.” (Emphasis added.)

In our telephone conversation of December 6, 2005, you mentioned that if it were determined that the Company did not meet the 300 record holder requirement for 12g-2 in November 1998, and the Company intended to be a §12(g) filer, the Company would need to file a registration statement on Form 10 to register its common stock pursuant to §12(g).

In the event that the Company wishes to register pursuant to §12(g), we would ask your permission to file on Form 8-A rather than Form 10 for the following reasons: First, the Company is current in its filings and has been so since November 1998 (except for the 2000 10-K which reported a restatement of the Company’s financial statements).  The Company has made all disclosures required of a §12(g) filer since November 1998.  The Company has recently filed its Form 10-K in October 2005 and its Form 10-Q for the first fiscal quarter of fiscal year 2006.  Much of the additional items of disclosure mirror the 10-K disclosures already made.  Second, since the Form 10 is not effective immediately, as is the Form 8-A, there could be some delay which could cause some disruption in the trading of the Company’s common stock on Nasdaq, even if the Commission grants an acceleration of effectiveness.  That is, because being a §12(g) or 12(b) filer is a requirement for listing on Nasdaq, Nasdaq could suspend trading in the Company’s common stock while the Form 10 is pending effectiveness, which would unfairly penalize the Company’s shareholders.  While the Company would communicate with Nasdaq and attempt to gain its agreement not to suspend trading during the time before effectiveness, we have no way of knowing whether Nasdaq will react favorably to such a proposal.  Third, I see nothing in the instructions to Form 8-A that would prohibit its use by the Company.  The instructions to Form 10 note:  “A. Rule as to Use of Form 10.  Form 10 shall be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 of classes of securities of issuers for which no other form is prescribed.”  Here, Form 8-A would also be available.  Finally, Form 10 is a considerably more onerous in terms of required disclosures.  The additional disclosures required would cause considerably more time to prepare the registration at a substantially higher cost to the Company.  For example, it would appear that pursuant to Regulation S-X, in addition to audited financial statements for the last two years, the Company would also have to prepare unaudited interim financial statements.  It is possible that the Company’s auditors would be required under applicable rules to review such financial statements.  This requirement alone could delay the filing and effectiveness of the Form 10 and would certainly increase the expense.  As the Company is current in its periodic filings, these additional disclosures would not appear to be of benefit to shareholders or the Commission.

Market for Registrant’s Common Equity and Related Shareholder Matters, page 11

2.             The Company still concedes that the disclosure in the most recent 10-K that the Company estimated that “there were approximately 900 holders of record” of its common stock is in error.  This error was inadvertent.  The disclosure should state that there are approximately 900 shareholders.  In addition, the Form 10-K could alternatively disclose the number of record holders based upon individual participants in securities position listings.  As shown above, the Company has determined that the correct number of record holders as of the most recent 10-K is approximately 124.  Again, from the context in which the statement was made, which indicates that the “vast majority of our shares are held in ‘street name,’ we believe that a shareholder would interpret this disclosure nevertheless to refer to shareholders and not holders of record.  We understand that the method of computation is to be disclosed.

With respect to the computation of record holder using the “securities position listings” method, we understand that the staff interprets “securities position listings” pursuant to Rule 17Ad-8 to refer to the “participants” or number of accounts held in trust by Cede & Co.(4)

While in future filings the Company will more clearly indicate the method it is using to determine the number of holders of record, the Company believes that the inadvertent error in the most recent 10-K is not material and does not warrant the expense of filing an amended 10-K.

After you have had an opportunity to consider the foregoing, please give me a call to discuss.

Very truly yours,

BERLINER MCDONALD P.C.

/s/ Steven W. McDonald
Steven W. McDonald

SWM:tdt
Enclosures

cc:           Donald W. Jewell

Patrick W. Hurley

Bill Evert, Hein & Associates LLP

(4)  Instruction No. 3 to Item 201 causes some confusion here by referring to “individual” participants in securities position listings.  This could be construed to mean the individual shareholders whose shares are being held by the various accounts at Cede & Co.